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                                                                 EXHIBIT 99.4(n)

Qualified Plan Loan Endorsement
(Draft)

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                        QUALIFIED PLAN LOAN ENDORSEMENT

This Endorsement is part of your Contract and should be attached to it. All terms of the base Contract which do not conflict with this Endorsement's terms apply to this Endorsement. In the event of any conflict between the terms of this Endorsement and the terms of the Contract, the terms of this Endorsement shall prevail over the terms of the base policy.

Adverse tax consequences may result if you fail to meet the repayments requirements for your loan. The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, WE STRONGLY
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ADVISE THAT YOU CONSULT WITH A QUALIFIED TAX ADVISER before exercising the loan
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provisions of your Contract.

CONTRACT LOANS

If your Contract is issued under a Qualified Plan under code Section 401 or 403 and your Qualified Plan permits, you may request a loan using your Contract Value as the only security.

LOAN PROCEDURES - Your loan request must be submitted on our Loan Request Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date. If approved, your loan will be effective as of the end of the Business Day on which we receive the Loan Request Form. We will normally forward proceeds of your loan to you within seven days after the effective date of your loan.

LOAN ACCOUNT - On the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the Loan Account. We will transfer amounts to the Loan Account proportionately from your Investment Options based on your Account Value in each. We will credit interest on amounts in the Loan Account at a rate equal to an annual rate that is 1.75 percentage points lower than the annual loan interest rate charged on your loan. Interest earned will accrue daily beginning on the day following the effective day of the loan. The interest credited will be transferred from the Loan Account to the Investment Options on your Contract Anniversary according to your most recent allocation instructions.

As your loan is repaid, the amount of the repayment will be transferred back to your Investment Options in the same proportion as your most recent allocation instructions.

LOAN TERMS - You may have only one loan outstanding at any time. The minimum loan amount is $1,000 and the maximum loan amount for Contracts with Accumulated Value of $20,000 or less is 50% of the Accumulated Value. For Contracts with Accumulated Value in excess of $20,000, the maximum loan amount is the lessor of:

     .  50% of your Contract's Accumulated Value; or

     . $50,000 reduced by the result of (A / B), where (A) is your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan and (B) is the outstanding loan balance on the date of the loan.


You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted.

LOAN INTEREST RATE - You will be charged interest on your loan at an annual rate, set at the time the loan is made, equal to the higher of 5% or the Moody's Corporate Bond Yield Average-
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Monthly Corporates, as published by Moody's Investors Service, Inc., or its successor, for the most currently available calendar month. In the event that the Moody's Corporate Bond Yield Average Monthly Corporates is no longer published, we will use a substantially similar average as established by regulation within the state in which this Contract is delivered.

Interest charged will accrue daily beginning on the day your loan is effective. We will notify you of the current Loan Interest Rate when you make a Contract loan.

REPAYMENT TERMS - You must repay principal and interest of any loan within five years after its effective date. If you have certified to us that your loan proceeds will be used to acquire a principal residence for yourself, you may request a loan for thirty years. In either case, you must repay your loan prior to your Annuity Date.

Your loan, including principal and accrued interest, must be repaid in quarterly installments. An installment will be due each quarter on the date corresponding to your loan effective date, beginning with the first such date following the effective date of your loan. You may prepay your loan at any time. If you prepay your entire outstanding principal, we will bill you for any accrued interest. You loan will be considered repaid only when the interest due has also been paid.

Subject to any necessary approval of state insurance authorities, we will treat all payments you send us as premium payments unless you specifically indicate that your payment is a loan repayment. Any repayments in excess of the amount then due will be refunded, unless the loan is repaid in full.

If a loan payment is not made when due, interest will continue accrue to and we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty (60) days from the date on which the loan was declared in default (the "grace period") to make the required payment. If the required payment is not received by the end of the grace period, the defaulted loan balance plus accrued interest will be withdrawn from your Contract Value, if amounts under your Contract are eligible for distribution.
If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest will be considered a Deemed Distribution and will be withdrawn when such values become eligible. In either case, the Distribution or the Deemed Distribution will be considered a currently taxable event, will be subject to the mandatory 20% federal withholding and may be subject to the early withdrawal tax penalty.

If there is a Deemed Distribution under your Contract and to the extent allowed by law, any future withdrawals will first be applied as repayment of the defaulted Contract Debt including accrued interest.

Any amounts withdrawn and applied as repayment of loan principle will be withdrawn from the Loan Account. Any amounts withdrawn and applied as repayment of interest due will be withdrawn from your Fixed and Variable Accounts on a proportionate basis relative to the Accumulated Value in each account.

We reserve the right to amend the provisions of this rider in order to comply with changes in the Code or changes in interpretations of the code.


                     PACIFIC MUTUAL LIFE INSURANCE COMPANY



     Chairman and Chief Executive Officer        Secretary